Suite 900 607 14th St., NW

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December 15, 2011	direct dial 202 508 5832 direct fax 202 204 5621 jbradley@kilpatricktownsend.com

VIA EDGAR

Mr. Mark Webb

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Polonia Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 24, 2011

File No. 333-176759

Dear Mr. Webb:

On behalf of Polonia Bancorp, Inc. (the “Company”), we are responding to the Staff’s request for additional information with respect to comment #2 of the Staff’s comment letter issued on November 1, 2011. During the course of the Company’s preparation of the current response to the request for additional information, the Company determined that revisions to the Company response letter filed with the staff on November 28, 2011 were necessary. Therefore, in addition the separately captioned section entitled “Response to Request for Additional Information” appearing at the end of this response letter, the Company has included below a revised version of the November 28, 2011 response to comment #2.

To aid in your review, we have repeated the Staff’s comment followed by the Company’s response and indicated where the document will be revised in response to such comment.

Note 3. FDIC-Assisted Transaction, page F-16

Comment No. 2:

We note from your response to comment 12 from our letter dated October 6, 2011 that you have elected to apply the methodology in ASC 310-20 for your acquired non-credit impaired loans. Specifically, for your non-credit impaired loans acquired in the FDIC assisted transaction you state that as the credit quality component is accreted, management is making provisions to the allowance for loan losses previously considered in the purchase discount and that the $606 thousand provision for the six-months ended June 30, 2011 related to the component of credit quality included in the accretion of the purchase discount that was based upon initial assumptions of the acquisitions of loans in the FDIC assisted transaction. Please explain to us in further detail your accounting noted in these statements and how it complies with the guidance in ASC 310-20.

Revised Response to Comment No. 2:

On December 10, 2010, the Company acquired certain assets and assumed certain liabilities of Earthstar Bank (“Earthstar”) in loss-share transactions facilitated by the Federal Deposit Insurance Corporation (“FDIC”). Under U.S. generally accepted accounting principles, fair values are preliminary and subject to refinement for up to one year after the closing date of the acquisition as additional information regarding the closing date fair values become available. Initially the Company identified certain loans to be accounted for under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. ASC 310-30 applies to loans acquired with evidence of deterioration of credit quality since origination for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. ASC 310-30 prohibits carrying over or creating an allowance for loan losses upon initial recognition for loans which fall under the scope of this statement. Loans with specific evidence of deterioration in credit quality were accounted for under ASC 310-30. The Company applied the guidance of ASC 310-20 to all other loans whereby the entire discount would be accreted into earnings. During 2011, the Company determined that it would not be able to collect all the contractually required principal and interest payments on other loans in the portfolio which did not have specific evidence of deterioration of credit quality. The deterioration of credit quality was evidenced by multiple factors, including the deterioration of the economy since the origination of these loans, the decline in real estate values in the market areas of the loans, and the poor

Mr. Mark Webb

December 15, 2011

underwriting standards under which these loans were originated. These loans are now accounted for by analogy to ASC 310-30. As a result, certain reclassifications occurred primarily between the allowance for loan losses and loans receivable, interest income on loans, provision for loan losses and deferred income taxes and tax expense for March 31, 2011 and June 30, 2011. The 10-Q filings for each of these periods will be amended to reflect the restatement. The Company deemed the restatement to be the result of further evidence obtained as part of completing its evaluation of the loan portfolio, and as a result, has changed its conclusion that these loans acquired in the FDIC assisted acquisition should be accounted for under ASC 310-30, which the Company considers to be a change in estimate for accounting purposes. The effects of the restatement on the Company’s consolidated balance sheet, statement of income, and statement of cash flows as of and for the three month period ended March 31, 2011, and the three and six month periods ended June 30, 2011 are summarized as follows:

Mr. Mark Webb

December 15, 2011

	As of and for the Three Months Ended March 31, 2011			As of and for the Three Months Ended June 30, 2011			As of and for the Six Months Ended June 30, 2011
	As Previously Reported	Adjustment	As Restated (a)	As Previously Reported	Adjustment	As Restated (a)	As Previously Reported	Adjustment	As Restated (a)
	(Dollars in thousands)
Condensed Consolidated Statement of Income
Interest and dividend income
Loans receivable (1), (3), (6)	$2,615	$(385)	$2,230	$2,750	$(445)	$2,305	$5,352	$(818)	$4,534
Total interest and dividend income (1), (3), (6)	3,188	(385)	2,803	3,413	(445)	2,968	6,589	(818)	5,771
Net interest income before provision for loan losses (1), (3), (6)	2,315	(385)	1,930	2,541	(445)	2,096	4,844	(818)	4,026
Provision for loan losses (2)	309	(283)	26	410	(321)	89	719	(604)	115
Net interest income after provision for loan losses (1), (2), (3), (6)	2,005	(101)	1,904	2,131	(124)	2,007	4,124	(213)	3,911
Noninterest income
Other noninterest income (3)	38	12	50
Total noninterest income (3)	169	12	181
Income before income tax expense (benefit)	79	(90)	(11)	361	(125)	236	439	(214)	225
Income tax expense (benefit) (7)	26	(30)	(4)	58	(43)	15	84	(73)	11
Net income (loss)	52	(58)	(6)	303	(82)	221	356	(142)	214
Earnings per share	0.02	(0.02)	—	0.10	(0.03)	0.07	0.12	(0.05)	0.07
Condensed Consolidated Balance Sheet
Assets
Loans receivable (4), (6)	$140,949	$(24)	$140,925				$139,295	$(28)	$139,267
Covered loans (4), (6)	31,735	(338)	31,397				30,112	(778)	29,334
Allowance for loan losses (2)	1,146	(283)	863				1,557	(604)	953
Other assets (4)	1,846	(10)	1,836				1,731	(11)	1,720
Total assets	279,148	(89)	279,059				279,525	(214)	279,311
Liabilities
Other liabilities (7)	2,109	(30)	2,079				2,253	(73)	2,180
Total liabilities	251,760	(30)	251,730				251,858	(73)	251,785
Stockholders' Equity
Retained earnings (6), (7)	15,053	(58)	14,995				15,357	(142)	15,215
Total stockholders' equity	27,387	(58)	27,329				27,667	(142)	27,525
Total liabilities and stockholders' equity	279,148	(89)	279,059				279,525	(214)	279,311
Condensed Consolidated Statement of Cash Flows
Operating activities
Net income (loss) (6), (7)	$52	$(58)	$(6)				$356	$(142)	$214
Provision for loan losses (2)	309	(283)	26				719	(604)	115
Deferred federal income taxes (5), (7)	(8)	66	58				(17)	11	(6)
Other, net (4)	152	(86)	66				452	(73)	379
Net cash provided by operating activities	674	(362)	312				1,701	(807)	894
Investing activities
Increase in loans receivable, net (4), (6)	(2,426)	25	(2,401)				(757)	29	(728)
Decrease in covered loans (4), (6)	1,074	337	1,411				2,547	778	3,325
Net cash used for investing activities	(27,057)	362	(26,695)				(22,564)	807	(21,757)

(a)	The Company was previously accreting the entire discount into earnings and recognizing a related provision for loan losses for that portion of the accreted discount related to the credit component. Upon initial recognition, the Company recognized a receivable for the FDIC Indemnification asset for the present value of expected losses on loans covered under the Loss Share Agreement. Since the adjustment to the income statement did not impact the expected losses for acquired loans there was no related adjustment required to the FDIC indemnification asset. For the three months ended March 31, 2011, the Company reclassified $12 from interest and dividend income for loans receivable to noninterest income. See footnote 3.

Mr. Mark Webb

December 15, 2011

(1)	Adjustments of $(296), $(321) and $(604) for the three months ended March 31, 2011 and June 30, 2011, and the six months ended June 30, 2011, respectively, represent the reversal of the accretion of the credit quality component related to the original discount. The Company was previously accreting into earnings the entire discount related to the credit quality component, based upon initial assumptions of the acquisitions of loans in the FDIC assisted transaction under ASC 310-20. These loans are now accounted for by analogy to ASC 310-30.

(2)	Adjustments of $(284), $(321) and $(604) for the three months ended March 31, 2011 and June 30, 2011, and the six months ended June 30, 2011, respectively, represent the reversal of the recorded provision for loan losses. The Company was recognizing a related provision for loan losses for that portion of the accreted discount related to the credit component.

(3)	Adjustment of $12 for the three months ended March 31, 2011 represents a reclassification of an account balance from interest and dividend income for loans receivable to other noninterest income.

(4)	Adjustments represent the reversal of the credit component discount previously being accreted.

(5)	Adjustments of $96 and $84 for the three months ended March 31, 2011 and the six months ended June 30, 2011, respectively, represent the deferred federal tax impact of reversing the provision for loan losses as noted in (2).

(6)	Adjustments of $(89) and $(125) for the three months ended March 31, 2011 and June 30, 2011, respectively and $(214) for the six months ended June 30, 2011, represent reductions of interest income on loans under ASC 310-30 based on expected cash flows utilizing various assumptions, including estimated losses and prepayment speeds. Previously, interest income on loans was recognized based on contractual cash flows under ASC 310-20.

(7)	Adjustments of $(30) and $(43) for the three months ended March 31, 2011 and June 30, 2011, respectively and $(73) for the six months ended June 30, 2011, reflect deferred income taxes and income tax expense as a result of adjustments noted in (6).

Footnote 3 to the consolidated financial statements will be updated as follows:

U.S. generally accepted accounting principles prohibits carrying over an allowance for loan losses for impaired loans purchased in the Earthstar FDIC-assisted acquisition. Purchased credit-impaired loans are accounted for in accordance with guidance for certain loans or debt securities acquired in a transfer when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the acquirer will not collect all contractually required principal and interest payments. For evidence of credit deterioration since origination, the Company considered loans on a loan-by-loan basis by primarily focusing on past due status, frequency of late payments, internal loan classification, as well as interviews with current loan officers and collection employees for other evidence that may be indicative of deterioration of credit quality. Once these loans were segregated, the Company evaluated each of these loans on a loan-by-loan basis to determine the probability of collecting all contractually required payments. On the acquisition date, the preliminary estimate of the unpaid principal balance for all loans with specific evidence of credit impairment acquired in the Earthstar acquisition was $3.3 million and the estimated fair value of the loans was $1.6 million. Total contractually required payments on these loans, including interest, at the acquisition date was $4.4 million. However, the Company’s preliminary estimate of expected cash flows was $1.8 million. At such date, the Company established a credit risk related non-accretable discount (a discount representing amounts which are not expected to be collected from the customer or liquidation of collateral) of $2.7 million relating to these impaired loans, reflected in the recorded net fair value. The Bank further estimated the timing and amount of expected cash flows in excess of the estimated fair value and established an accretable discount of $114,448 on the acquisition date relating to these impaired loans.

Under U.S. generally accepted accounting principles, fair values are preliminary and subject to refinement for up to one year after the closing date of the acquisition as additional information regarding the closing date fair values become available. During 2011, the Company completed its evaluation of other acquired loans for indicators of specific credit impairment and has concluded that such loans do not individually exhibit specific evidence of credit deterioration. However, the Company determined that it would not be able to collect all of the contractually required principal and interest payments on other loans in the portfolio which did not have specific evidence of credit quality due to multiple factors, including the deterioration of the economy since the origination of these loans, the decline in real estate values in the market areas of the loans, and the poor underwriting standards under which these loans were originated. These loans are now accounted for by analogy to ASC 310-30. The Company has aggregated these loans into four loan pools by common risk characteristics, which generally conform to the loan type. The first pool of loans consists primarily of 15 and 20 year loans and lines of credit secured by 1-4 family residential properties within our current market area. Such loans represented approximately 54% of the total loans pooled at June 30, 2011, and have been aggregated into this pool because of the similarities of the underlying products which have combined loan to value ratios of up to 80%. This pool relates primarily to loans originated for the withdrawal of additional equity from an existing home, and to a much lesser extent the purchase or refinance of a home. The second

Mr. Mark Webb

December 15, 2011

pool of loans consisted primarily of fixed rate, multi-family and nonresidential real estate loans originated within the Company’s market area. These loans are generally secured by apartment buildings, small office buildings and owner-occupied properties and make up approximately 37 percent of the total loans pooled at June 30, 2011. The third pool of loans primarily consisted of secured commercial and industrial loans originated to small business within the Company’s market area. Commercial loans account for approximately 5 percent of the total loans pooled at June 30, 2011. The last pool of loans consisted of consumer loans, which are almost entirely made up of mobile home loans. These loans were generally originated with 20 to 30 year maturities. Such loans total approximately 4 percent of the total loans pooled at June 30, 2011. For each loan pool, the Company has developed individual cash flow expectations and calculates a non-accretable difference and an accretable difference. The difference between contractually required payments and the cash flows expected to be collected at acquisition is the nonaccretable difference. The accretable difference on purchased loans is the difference between the expected cash flows and the net present value of expected cash flows (fair value of the loan pool). The accretable difference is accreted into earnings using the level yield method over the term of the loan pool. Over the life of the acquired loan pool, the Company continues to estimate cash flows expected to be collected on acquired loans with specific evidence of credit deterioration as well as on pools of loans sharing common risk characteristics. The Company evaluates, at each balance sheet date, whether the present value of its loans has significantly decreased and if so, recognizes a provision for loan loss in its consolidated statement of income. For any significant increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s or pool’s remaining life.

The carrying value of loans acquired and accounted for in accordance with ASC 310-30 was determined by projecting discounted contractual cash flows. The table below presents the components of the acquisition accounting adjustments related to the loans acquired in the Earthstar acquisition as of the beginning of the period ended June 30, 2011:

	Acquired Loans With Specific Evidence of Deterioration in Credit Quality	Acquired Loans Without Specific Evidence of Deterioration in Credit Quality
	(Unaudited)
Contractually required principal and interest	$4,419,384	$51,386,762
Non-accretable discount	(2,657,833)	(8,289,676)

Expected cash flows	1,761,551	43,097,086
Accretable yield	(114,448)	(10,665,986)

Basis in acquired loans	$1,647,103	$32,431,100

The outstanding balance, including interest, and carrying values of loans acquired were as follows:

	June 30, 2011 (unaudited)		December 31, 2010
	Acquired Loans With Specific Evidence of Deterioration in Credit Quality	Acquired Loans Without Specific Evidence of Deterioration in Credit Quality	Acquired Loans With Specific Evidence of Deterioration in Credit Quality	Acquired Loans Without Specific Evidence of Deterioration in Credit Quality
Outstanding balance	$4,395,705	$46,131,545	$4,419,384	$51,386,762
Carrying amount, net of allowance	1,549,382	28,805,398	1,647,103	32,431,100

During the six-months ended June 30, 2011, the Company recorded a provision of $75,013 for increases in the expected losses for acquired loans with specific evidence of deterioration in credit quality. There have been no allowance for loan losses reversed. There have been no allowance recorded for acquired loans without specific evidence of deterioration in credit quality as of December 31, 2010 and June 30, 2011.

Mr. Mark Webb

December 15, 2011

Changes in the accretable yield for acquired loans were as follows for the six-months ended June 30, 2011 (unaudited):

	Acquired Loans With Specific Evidence of Deterioration in Credit Quality	Acquired Loans Without Specific Evidence of Deterioration in Credit Quality
	(Unaudited)
Balance at beginning of period	$114,448	$—
Reclassifications and other	(1,370)	10,050,317
Accretion	(32,480)	(927,288)

Balance at end of period	$80,598	$9,123,029

The $927,000 recognized as accretion for acquired loans without specific evidence of deterioration in credit quality represents the interest income earned on these loans for the six-months ended June 30, 2011. There was no additional accretion recognized since there was no change in the expected cash flows related to these loans during the period.

Footnote 7 to the consolidated financial statements will be updated as follows:

At June 30, 2011 (unaudited), and December 31, 2010, the Company had $29.3 million and $32.8 million (net of fair value adjustments) of covered loans (covered under loss share agreements with the FDIC). Covered loans were recorded at fair value pursuant to acquisition accounting guidelines. Purchased loans acquired in a business combination, including loans purchased in our FDIC-assisted transaction, are recorded at estimated fair value on their purchase date without a carryover of the related allowance for loan losses.

Upon acquisition, the Company evaluated whether each acquired loan (regardless of size) was within the scope of ASC 310-30. Purchased credit-impaired loans are loans that have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments. The carrying value of covered loans acquired with deteriorated credit quality was $1.5 million and $1.6 million at June 30, 2011 (unaudited), and December 31, 2010, respectively. There were no material increases or decreases in the expected cash flows of covered loans between December 10, 2010 (the “acquisition date”) and December 31, 2010, or through June 30, 2011 (unaudited). The fair value of purchased credit-impaired loans, on the acquisition date, was determined primarily based on the fair value of loan collateral.

The carrying value of acquired, covered loans not exhibiting evidence of credit impairment at the time of the acquisition was $32.4 million at December 31, 2010. The fair value of loans that were not credit-impaired was determined based on estimates of losses on defaults and other market factors. Under U.S. generally accepted accounting principles, fair values are preliminary and subject to refinement for up to one year after the closing date of the acquisition as additional information regarding the closing date fair values become available. During 2011, the Company determined that it would not be able to collect all the contractually required principal and interest payments on other loans in the portfolio which did not have specific evidence of credit quality due to multiple factors, including the deterioration of the economy since the origination of these loans, the decline in real estate values in the market areas of the loans, and the poor underwriting standards under which these loans were originated. These loans are now accounted for by analogy to ASC 310-30.

Conforming changes will be made to the prospectus under Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect these accounting adjustments.

Response to Request for Additional Information:

The Company recorded the following entry as of December 31, 2010 related to loans accounted for under ASC 310-30, which was used to offset the cash payment received in the acquisition:

Dr Gain on FDIC assisted transaction	1,690,253
Cr Discount on loans accounted for under ASC 310-30 – specifically identified	1,690,253

Mr. Mark Webb

December 15, 2011

During 2011, the Company began to accrete the discount on loans accounted for under ASC 310-30 and recorded the following entries related to accretion:

March 31, 2011

Dr Discount on loans accounted for under ASC 310-30 – specifically identified	16,240
Cr Interest income – Loans	16,240

June 30, 2011

Dr Discount on loans accounted for under ASC 310-30 – specifically identified	16,240
Cr Interest income – Loans	16,240

During 2011, the Company also recorded the following entries related to changes in expected cash flows on loans accounted for under ASC 310-30:

March 31, 2011

Dr Provision for loan losses	—
Cr Allowance for loan losses	—

June 30, 2011

Dr Provision for loan losses	75,013
Cr Allowance for loan losses	75,013

As of December 31, 2010, the Company applied the guidance of ASC 310-20 to all other loans whereby the entire discount would be accreted into earnings. The Company recorded the following entry as of December 31, 2010:

Dr Gain on FDIC assisted transaction	5,940,960
Cr Discount on loans accounted for under ASC 310-20	5,940,960

During 2011, the Company began to accrete the entire discount into earnings over the average expected lives of the loans. The following entries reflect the recording of the accretion:

March 31, 2011

Dr Discount on loans accounted for under ASC 310-20 – credit component	283,715
Cr Interest income – Loans	283,715

June 30, 2011

Dr Discount on loans accounted for under ASC 310-20 – credit component	319,663
Cr Interest income – Loans	319,663

Since a significant component of the fair value adjustment under ASC 310-20 related to a credit component which was being accreted into earnings, the Company simultaneously began to establish a provision for loan losses during the first and second quarters of 2011 to build up an expected allowance for loan losses for the credit component of the fair market value adjustment as follows:

March 31, 2011

Dr Provision for loan losses	283,715
Cr Allowance for loan losses	283,715

June 30, 2011

Dr Provision for loan losses	319,663
Cr Allowance for loan losses	319,663

Mr. Mark Webb

December 15, 2011

The Company recognized interest income on loans accounted for under ASC 310-20 based on contractual payments. Since these loans were performing loans, interest income accrued during 2011 was accounted for as follows:

March 31, 2011

Dr Accrued Interest Receivable—Loans	564,994
Cr Interest income—Loans	564,994

June 30, 2011

Dr Accrued Interest Receivable—Loans	576,169
Cr Interest income—Loans	576,169

During the third quarter of 2011, the Company determined that it would not be able to collect all the contractually required principal and interest payments on other loans in the portfolio which did not have specific evidence of deterioration of credit quality. The deterioration of credit quality was evidenced by multiple factors, including the deterioration of the economy since the origination of these loans, the decline in real estate values in the market areas of the loans, and the poor underwriting standards under which these loans were originated. These loans are now accounted for by analogy to ASC 310-30. The Company has proposed the following entries to reverse the accretion recognized during 2011 as well as the related provision for loan losses recorded:

March 31, 2011

Dr Interest income—Loans	283,715
Cr Discount on loans originally accounted for under ASC 310-20—credit component	283,715

Dr Allowance for loan losses	283,715
Cr Provision for loan losses	283,715

June 30, 2011

Dr Interest income—Loans	319,663
Cr Discount on loans originally accounted for under ASC 310-20—credit component	319,663

Dr Allowance for loan losses	319,663
Cr Provision for loan losses	319,663

In addition to the reversal of previously recognized provisions for loan losses, the Company has determined that interest income on loans now accounted for under ASC 310-30 will be recognized on the level-yield method based on expected cash flows, which incorporates various assumptions including expected losses and prepayment speeds. The Company is proposing the following entry to reflect the differences in interest income determined under ASC 310-30 and the contractual interest payments method previously recognized in interest income on loans.

March 31, 2011

Dr Interest income—Loans	89,195
Cr Discount on loans originally accounted for under ASC 310-20	89,195

June 30, 2011

Dr Interest income—Loans	124,680
Cr Discount on loans originally accounted for under ASC 310-20	124,680

Mr. Mark Webb

December 15, 2011

The preceding entries to interest income on loans will result in the following entries to income tax expense for the periods.

March 31, 2011

Dr Deferred income taxes	30,326
Cr Income tax expense	30,326

June 30, 2011

Dr Deferred income taxes	42,391
Cr Income tax expense	42,391

The 10-Q filings for each of these periods will be amended to reflect the restatement. The Company deemed the restatement to be the result of further evidence obtained as part of completing its evaluation of the loan portfolio, and as a result, has changed its conclusion that these loans acquired in the FDIC assisted acquisition should be accounted for under ASC 310-30, which the Company considers to be a change in estimate for accounting purposes.

Mr. Mark Webb

December 15, 2011

* * *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5832.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Joseph J. Bradley
Joseph J. Bradley

cc:	Gregory Dundas, Securities and Exchange Commission

John Spitz, Securities and Exchange Commission

Amit Pande, Securities and Exchange Commission

Aaron M. Kaslow, Esq.

Erich M. Hellmold, Esq.